3: Illustrative Report of Independent Accountants on Examinations of Securities Pursuant to Rule 17f-2 (11/99)

Report of Independent Accountants

To the Board of Directors of:

DBAB Cash Reserve Fund, Inc. Tax Free Series

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about DBAB Cash Reserve Fund, Inc. Tax Free Series (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 30, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2000:

  Count and inspection of all securities located in the vault of Deutsche Bank in New York;

  Confirmation of all securities held by institutions in book entry form The Depository Trust Company. Reconciliation of the depository's position to custodian's record of the aggregate position for all clients, including the Fund;

  Reconciliation of all such securities to the books and records of the Fund and the Custodian;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Baltimore, Maryland

March 6, 2001